EXHIBIT A

                          CERTIFICATE OF AMENDMENT
                                    OF
                 CERTIFICATE OF DESIGNATION, PREFERENCES,
                            RIGHTS AND LIMITATIONS
                                    OF
            SERIES A CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE
                                    OF
                     RAMTRON INTERNATIONAL CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, RAMTRON INTERNATIONAL CORPORATION (hereafter called the
"Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

THAT, pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation, as amended, of the Corporation, and pursuant to the provisions of Section 151 of the Delaware Corporation Law, said Board of Directors, by unanimous written consent dated February 10, 1998, duly adopted a resolution providing for the issuance of a series of 29,000 shares of the Series A Convertible Preferred Stock, $0.01 Par Value (the "Series A Preferred").

THAT, on February 12, 1998, the Corporation filed with the Secretary of State of the State of Delaware a Certificate of Designation, Preference, Rights and Limitations of the Series A Preferred (the "Certificate of Designation").

THAT, the Board of Directors of the Corporation, acting pursuant to the authority expressly vested in it as aforesaid, has adopted a resolution amending the Certificate of Designation as follows:

RESOLVED, that the Certificate of Designation is hereby amended and restated in its entirety to read as follows:

"1.  Authorized Shares.

There shall be a series of shares of the Preferred Stock of the Corporation designated "Series A Convertible Preferred Stock". The number of authorized shares of such series shall be 29,000 and the rights and preferences of such series (the "Series A Preferred") and the limitations or restrictions thereon, shall be as set forth herein.

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2.  Dividends.

The holders of the Series A Preferred shall be entitled to receive cumulative dividends at a rate equal to 11% per annum of the liquidation preference per share per annum, payable semi-annually on December 31 and June 30, with the first payment being payable on December 31, 1999, when and as declared by the Board of Directors. Prior to June 30, 2000, all dividends shall be paid in Series A Preferred. On and after June 30, 2000 dividends may be paid, at the Corporation's option, on any dividend payment date, either in cash or by the issuance of additional shares of Series A Preferred (and payment of cash in lieu of fractional shares) having an aggregate liquidation preference equal to the amount of such dividends. In the event that on or after June 15, 2000, dividends are paid in additional shares of Series A Preferred, the dividend rate shall increase by 2% for such dividend payment period. In the event that a registration statement is not effective within 130 days after June 15, 1999 with respect to the conversion rights set forth in Section 6 and the cash exchange rights set forth in Section 7, the Series A Preferred shall accrue dividends from and after the end of such 130 day period at a rate of 18% per annum until such time as the registration statement is declared effective. Dividends as provided by this Section 2 shall accrue on any given share from the date of effect of this amended and restated Certificate of Designation (the "Amendment Date"), or from the date of original issuance of such share, whichever is later, and shall accrue from day to day whether or not declared. Dividends not theretofore paid shall be paid upon conversion of any shares of the Series A Preferred and shares of Series A Preferred issued in payment of such dividends shall be simultaneously converted into Common Stock together with the shares on which such dividends have accrued.
Dividends accrued in accordance with the terms of the Series A Preferred prior to the Amendment Date shall not be affected by this Section 2.

3.  Liquidation Preference.

    (a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock or any other class or series of shares except any class or series which is entitled to priority over the Series A Preferred, the amount of $1,000 per share plus any accrued but unpaid dividends (the "Liquidation Preference").

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    (b)  Subject to the last sentence of this Section 3(b), a consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation, shall, at the option of the holders of the Series A Preferred, be deemed a liquidation, dissolution or winding up within the meaning of this Section 3 if the shares of stock of the Corporation (along with all derivative securities) outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or of the acquirer of the Corporation's assets in the case of a sale of assets). Such option may be exercised by the vote or written consent of holders of a majority of the Series A Preferred at any time within thirty calendar days after written notice of the essential terms of such transaction shall have been given to the holders of the Series A Preferred as provided in Section 8 hereof. Such notice shall be given by the Corporation immediately following determination of such essential terms. If such option is exercised, the holders of the Series A Preferred shall be entitled to receive, in cash, immediately upon the occurrence of such transaction, an amount per share equal to the Liquidation Preference. This Section shall not apply to a business combination in which substantially all the Common Stock of the Corporation is converted into or exchanged for voting common stock of the corporation surviving such business combination, if (i) such common stock of the surviving corporation is listed and traded on The Nasdaq Stock
         Market or the New York Stock Exchange, and (ii) the Board of
         Directors of the Corporation determines in good faith that the conversion rights and other rights and preferences of the Series A Preferred are preserved and not rendered of less value by the terms of such business combination.

4.  Mandatory Redemption.

All of the Series A Preferred outstanding on June 30, 2002 shall be redeemed by the Corporation at a redemption price equal to 100% of the Liquidation Preference thereof plus, without duplication, accumulated and unpaid dividends to the date of redemption.

5.  Optional Redemption.

The Series A Preferred shall be redeemable, at the option of the Corporation and subject to the consent of its lenders, in whole or in part, at any time on or after June 30, 2000 at an amount equal to its Liquidation Preference plus, without duplication, accumulated and unpaid dividends to the date of redemption.

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6.  Conversion.

The holders of the Series A Preferred shall have optional conversion rights as follows:

     (a)  Conversion Rights.

          (i) At any time prior to June 25, 1999, the Series A Preferred shall be exchangeable at the option of the holder for shares of Common Stock at an exchange ratio of $.75 face value of Series A Preferred per share of Common Stock plus accrued and unpaid dividends to the date of conversion.

         (ii) Each holder of record of Series A Preferred shares shall be entitled to convert Series A Preferred into shares of Common Stock on or after June 25, 1999 at the conversion rate of 1,000 shares of Common Stock per share of Series A Preferred (i.e., $1.00 per share of Common Stock) (such rate of exchange, and the rate of exchange set forth in paragraph (i), as applicable, being hereinafter referred to as the "Conversion Rate").

     (b) Restriction on Right to Convert. A share of Series A Preferred shall not be converted into Common Stock if following such conversion the holder thereof together with affiliates of such holder would be the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 10% or more of the Common Stock of the Corporation. A share which may not be converted because of the preceding sentence will thereafter be convertible by any holder if at the time such share is submitted for conversion the preceding sentence is inapplicable.

     (c) Mechanics of Conversion. To convert shares of Series A Preferred into shares of Common Stock, the holder shall give written notice to the Corporation (which notice may be given by facsimile transmission) that such holder elects to convert the same and shall state therein the number of shares to be converted and the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. Promptly thereafter the holder shall surrender the certificate or certificates representing the shares to be converted, duly endorsed, at the office of the Corporation or of any transfer agent for such shares, or at such other place designated by the Corporation. The Corporation shall, immediately upon receipt of such notice, issue and deliver to or

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          upon the order of such holder, against delivery of the certificates representing the shares which have been converted, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, and a certificate representing the shares of Series A Preferred not so converted, if any. The Corporation shall effect such issuance immediately and shall transmit the certificates by messenger or overnight delivery service to reach the address designated by such holder within three trading days after the receipt of such notice. Notice of conversion may be given by a holder at any time of day up to 5:00 p.m. Los Angeles time, and such conversion shall be deemed to have been made immediately prior to the close of business on the date such notice of conversion is given (the "Conversion Date"). The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock at the close of business on the Conversion Date.

     (d) Determination of Conversion Rate. In the event that the Corporation shall declare or pay any dividend on the Common Stock payable in Common Stock or in rights to acquire Common Stock, or shall effect a stock split or reverse stock split, or a combination, consolidation or reclassification of the Common Stock, then the Conversion Rate shall be proportionately decreased or increased, as appropriate, to give effect to such event, and like adjustment shall be made in any price per share specified elsewhere herein.

     (e) Distributions. In the event the Corporation shall at any time or from time to time make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation or any of its subsidiaries or other property, other than cash dividends from earnings, then in each such event provision shall be made so that the holders of Series A Preferred shall receive, upon the conversion thereof, the securities or other property which they would have received had they been the owners on the date of such event of the number of shares of Common Stock issuable to them upon conversion.

     (f) Certificates as to Adjustments. Upon the occurrence of any adjustments or readjustment of the Conversion Rate pursuant to
          Section 6(d) hereof, or any provision for distribution pursuant to
          Section 6(e) hereof, or any adjustment of the cash per-share prices specified herein, the Corporation at its expense shall promptly compute such adjustment, readjustment or provision in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred a certificate setting forth such adjustment, readjustment or provision and showing in detail the facts upon which such adjustment, readjustment or provision is based. The

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          Corporation shall, upon the written request at any time of any holder of Series A Preferred, furnish or cause to be furnished to such holder a like certificate prepared by the Corporation setting forth (i) such adjustments and readjustments, and (ii) the number of other securities and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred with respect to each share of Common Stock received upon such conversion. If any holder disputes the computation of such adjustment or provision the Corporation shall cause independent public accountants selected by the Corporation to verify and, if necessary, correct such computation.

     (g) Notice of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any security or right convertible into or entitling the holder thereof to receive additional shares of Common Stock, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall give notice to each holder of Series A Preferred at least 10 days prior to such date specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, security or right and the amount and character of such dividend, distribution, security or right.

     (h) Issue Taxes. The Corporation shall pay any and all issue and other taxes, excluding any income, franchise or similar taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series A Preferred pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

     (i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval as promptly as practicable.

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     (j)  Fractional Shares.  No fractional shares shall be issued upon the conversion of any share or shares of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.
          If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors of the Corporation).

     (k) Reorganization or Merger. In case of any reorganization or any reclassification of the capital stock of the Corporation or any consolidation or merger of the Corporation with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Corporation to any other person, and the holders of Series A Preferred do not elect to treat such transaction as a liquidation, dissolution or winding up as provided in Section 3, then, as part of such reorganization, consolidation, merger or sale, provision shall be made so that each share of Series A Preferred shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of Series A Preferred would have been entitled upon the record date of (or date of, if no record date is fixed) such event and, in any case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series A Preferred, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of Series A Preferred. The Corporation shall have no obligation to obtain the prior consent of the holders of the Series A Preferred, individually or as a class, except as expressly provided herein or as provided by applicable law.

7.  Cash Exchange Rights.

     (a) Exchange Rights. At any time prior to June 25, 1999, the Series A Preferred shall be exchangeable at the option of a holder for cash in amount per share equal to 50% of the face value of the Series A Preferred Share plus all accrued but unpaid dividends on the Series A Preferred Share, up to an aggregate amount of $6.4 million face value and accrued and unpaid dividends to the date of exchange. If, in the judgment of the Board of Directors of the Corporation, the

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          Corporation's financial condition and results of operations permit the Corporation to permit the exchange for cash of more than $6.4 million face value (plus accrued dividends) of the Series A Preferred, the terms of the Series A Preferred will permit the exchange for cash of up to $8.0 million face value (plus accrued and unpaid dividends) of the Series A Preferred. To the extent that holders of Series A Preferred desire to exchange in the aggregate a greater face value (plus accrued and unpaid dividends) of the Series A Preferred than is permitted under the terms of the Series A Preferred, Series A Preferred will be accepted for exchange by the Corporation for cash on a pro rata basis based upon the aggregate face value (plus accrued and unpaid dividends) of the Series A Preferred validly tendered for exchange.

     (b)  Mechanics of Exchange.  To exercise the exchange right set forth in
          Section 7(a), the holder shall give written notice to the Corporation (which notice may be given by facsimile transmission) that such holder elects to exercise such right and shall state therein the number of shares to be converted and the name or names in which such holder wishes the payment to be received. Promptly thereafter the holder shall surrender the certificate or certificates representing the shares to be exchanged, duly endorsed, at the office of the Corporation or of any transfer agent for such shares, or at such other place designated by the Corporation. The Corporation shall, immediately upon receipt of such notice, issue and deliver to or upon the order of such holder, against delivery of the certificates representing the shares which have been converted, a check for payment of the cash amount to which such holder shall be entitled, and a certificate representing the shares of Series A Preferred not so exchanged, if any. The Corporation shall effect such payment immediately and shall transmit the check by messenger or overnight delivery service to reach the address designated by such holder within three trading days after the receipt of such notice. Notice of the exercise of exchange rights may be given by a holder at any time of day up to 5:00 p.m. Los Angeles time, and such exercise shall be deemed to have been made immediately prior to the close of business on the date such notice of conversion is given (the "Exchange Date"). The person or persons entitled to receive payment upon such exchange shall be treated for all purposes as the record holder or holders of such shares of Common Stock at the close of business on the Exchange Date.

8.  Notices.

Any notice to be given to the holders of the Series A Preferred shall be
(i) mailed by first class mail postage prepaid to each holder of Series A Preferred at the address shown on the records of the Corporation for such holder, (ii) transmitted by telecopy or facsimile transmission to any holder which has supplied a telecopy or facsimile address to the Corporation, and (iii) unless receipted for by telecopy or facsimile on the date such notice is given, shall be transmitted by an overnight delivery service or courier service for delivery at the address shown on the records of the Corporation for such holder on the first business day following the date such notice is given, or if delivery in one business day to such address cannot be effected by such delivery service, then on the earliest day on which such delivery can be made.

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9.  Registration Rights.

The Corporation shall use its best efforts to file and cause to become effective as of no later than 130 days after June 15th a registration statement for Common Stock of the Corporation issuable upon exchange or conversion of the Series A Preferred, to the extent such shares of Common Stock are not then freely tradeable under the federal securities laws.

10.  Restrictions and Limitations.

The Corporation shall not undertake the following actions without the consent of the holders of a majority of the Series A Preferred: (i) modify its Certificate of Incorporation or Bylaws so as to amend or change any of the rights, preferences, or privileges of the Series A Preferred, (ii) authorize or issue any other equity security senior to or ranking on parity with the Series A Preferred, or (iii) pay any dividends in cash or property on, or purchase or otherwise acquire for value, any Common Stock purchase or other equity security of the Corporation either junior to or on a parity with the Series A Preferred except from current or retained earnings or from the net proceeds of sale of equity securities, except for purchases of Common Stock from terminating or retiring employees pursuant to the terms of employee benefit plans in an aggregate amount not greater than $1 million.

11.Voting Rights.

The Series A Preferred shall have no voting rights, except as otherwise required by law and except in certain circumstances described herein, including (i) amending certain rights of the holders of the Series A Preferred and (ii) the issuance of any class of equity securities that ranks pari passu with or senior to the Series A Preferred other than certain additional shares of Series A Preferred.

12.  Attorneys' Fees.

Any holder of Series A Preferred shall be entitled to recover from the Corporation reasonable attorneys' fees and expenses incurred by such holder in connection with enforcement by such holder of any obligation of the Corporation hereunder, if such holder is the prevailing party in an action or proceeding to compel such enforcement."

THAT, thereafter, the foregoing amendment was ratified and approved at a meeting of stockholders of the Corporation on June XX, 1999, by the affirmative vote of the majority of the outstanding shares of each class of voting stock of the Corporation, including the Series A Preferred.

IN WITNESS WHEREOF, Ramtron International Corporation has caused this Certificate to be executed by its Chairman of the Board and by its Executive Vice President, Chief Financial Officer and Secretary, this XX day of XXXX, 1999.


L. David Sikes
Chairman of the Board


Richard L. Mohr
Executive Vice President,
Chief Financial Officer and Secretary

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